UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 000-20969

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

HIBBETT, INC.
2015 EMPLOYEE STOCK PURCHASE PLAN

B.Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Hibbett, Inc.
2700 Milan Court
Birmingham, Alabama 35211

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of Hibbett, Inc. 2015 Employee Stock Purchase Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Hibbett, Inc. 2015 Employee Stock Purchase Plan (the Plan) as of June 30, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years ended June 30, 2022, 2021, and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2022 and 2021, and the changes in its net assets available for benefits for the years ended June 30, 2022, 2021, and 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2020.
Birmingham, Alabama
September 23, 2022

HIBBETT, INC. 2015 EMPLOYEE STOCK PURCHASE PLAN
Statements of Net Assets Available for Benefits
June 30, 2022 and June 30, 2021

	2022	2021
Assets
Receivable from Hibbett, Inc.	$45,164	$19,513

Liabilities
Amounts due to Plan participants	37,921	14,473

Net assets available for benefits	$7,243	$5,040

See accompanying notes to financial statements.

HIBBETT, INC. 2015 EMPLOYEE STOCK PURCHASE PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended June 30, 2022, 2021 and 2020

	2022	2021	2020
Net assets, beginning of year	$5,040	$705	$1,067

Additions
Participant contributions	1,410,046	689,923	537,696
Total additions	1,410,046	689,923	537,696

Deductions
Purchase of Hibbett, Inc. common stock distributed to Plan participants	1,111,727	584,588	445,511
Cash withdrawals	258,195	86,527	84,454
Amounts due to Plan participants	37,921	14,473	8,093
Total deductions	1,407,843	685,588	538,058

Net assets, end of year	$7,243	$5,040	$705

See accompanying notes to financial statements.

HIBBETT, INC. 2015 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements
Years ended June 30, 2022, 2021 and 2020

1. DESCRIPTION OF PLAN

On June 23, 2021, the Board of Directors (the “Board”) of Hibbett Sports, Inc., a Delaware corporation, approved a Certificate of Amendment (the “Certificate of Amendment”) to its Certificate of Incorporation, as amended, to change its corporate name from “Hibbett Sports, Inc.” to “Hibbett, Inc.”. The Certificate of Amendment was filed with the Delaware Secretary of State’s office on June 23, 2021, which became effective on June 24, 2021.

The following description of the Hibbett, Inc. 2015 Employee Stock Purchase Plan (Plan) is provided for general information only. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

The Plan provides eligible employees of Hibbett, Inc. and its subsidiaries (the “Company”) an opportunity to purchase shares of common stock of the Company. The Plan is administered by the Company and is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to federal and state income taxes. The Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended.

Participants in the Plan may purchase shares of the Company’s common stock through payroll deductions during the plan year. Payroll deductions may be from a minimum of 1% up to a maximum of 10% of the participant’s eligible pay each period. On the first day of each calendar quarter, a participant is deemed to have been granted an option to purchase a maximum number of shares of common stock of the Company as defined in the Plan.

The Company establishes a withholding account for each participant and all payroll deductions made for a participant are credited to his or her account under the Plan. Amounts are held in these accounts and, on a quarterly basis, the options are exercised at a price equal to the lower of 85% of the closing price of the Company’s common stock on the first day of the calendar quarter or 85% of the closing price of the Company’s common stock on the last day of the calendar quarter. Participation in the Plan shall automatically cease upon termination of a participant’s employment whether by retirement, death or otherwise.

2. PARTICIPANT AND PLAN TERMINATIONS

Although it has not expressed any intent to do so, the Company has the right under the Plan to alter, suspend, amend or terminate the Plan. In the event of plan termination, the participant’s rights to acquire common stock continues until the end of the then current option period, at which time the remaining balance of a participant’s withholding account after the final stock purchase would be returned to the participant and no further contributions would be accepted. Subject to the right of the Board of Directors to terminate the Plan prior thereto, the Plan will terminate and there will be no further offerings upon the earlier of: (1) the issuance of 300,000 shares of common stock reserved for employee purchase as defined in the Plan Agreement, or (2) June 30, 2025. As of June 30, 2022, the Plan had issued 169,507 shares of common stock to participants of the Plan, which included Plan obligations to purchase 7,352 shares of the Company’s common stock (See Note 5).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates – In preparing the financial statements in conformity with U.S. GAAP, the Plan’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ significantly from those estimates.

Participant Contributions – Participant contributions are recorded in the period in which funds are withheld from participants’ compensation.

Purchase of Common Stock Distributed to Plan Participants – Contributions used for stock purchases on behalf of participants are recorded in the period the purchase relates to.

4. RECENT ACCOUNTING PRONOUNCEMENTS

The Plan’s management continuously monitors and reviews all current accounting pronouncements and standards from the Financial Accounting Standards Board (FASB) and other authoritative sources of U.S. GAAP for applicability to the Plan’s operations. As of June 30, 2022, there were no new pronouncements, interpretations or staff positions that had or were expected to have, including those not yet adopted, a significant impact on the financial statements of the Plan.

5. PLAN OBLIGATIONS

Plan obligations and information about the fair value of the Company’s common stock at the beginning and end of each calendar quarter is as follows for each period presented:

	June 30, 2022	June 30, 2021	June 30, 2020
Shares obligated to purchase	7,352	2,063	11,143
Fair value of the Company’s common stock at the beginning of the calendar quarter	$42.44	$68.89	$10.12
Fair value of the Company’s common stock at the end of the calendar quarter	$43.71	$85.23	$20.94

Fair value is equal to the closing price of the Company’s common stock on the first day and the last day of the calendar quarter with the exception of the period January 1, 2021 through December 31, 2021, when the Company’s Compensation Committee (the “Committee”) adopted a definition of fair value to be equal to the closing price of the Company’s common stock on the business day immediately preceding the first day and the last day of the calendar quarter. The Committee rescinded this change in definition of fair value effective January 1, 2022. All common stock acquired in connection with the Plan is distributed directly to participants as soon as administratively feasible after the close of each calendar quarter.

6. INCOME AND EXPENSES

All expenses of the Plan are paid by the Company on behalf of the Plan. The Company is not required to, and does not, pay interest on amounts held in withholding accounts for participants of the Plan. Participants are not subject to taxation upon receipt or exercise of options. Participants are subject to taxation upon disposition of shares purchased under the Plan.

7. TAX STATUS

The Plan administrator has determined that the Plan, as adopted or amended, is designed in accordance with Section 423 of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is operated in compliance with the applicable provisions of Section 423 of the IRC and the Plan Agreement.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

EXHIBITS

Exhibit Number
23.1*	Consent of Ernst & Young LLP

*	Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hibbett, Inc. 2015 Employee Stock Purchase Plan
Name of Plan

Date:	September 23, 2022	By:	/s/ Robert Volke
Robert Volke
Senior Vice President and Chief Financial Officer